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                            October 29, 2020

       Edwin J. Rigaud
       Chief Executive Officer
       Legacy Acquisition Corp.
       1308 Race Street, Suite 200
       Cincinnati, Ohio 45202

                                                        Re: Legacy Acquisition
Corp.
                                                            Preliminary Proxy
Statement on Schedule 14A
                                                            Filed October 5,
2020
                                                            File No. 001-38296

       Dear Mr. Rigaud:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to this comment, we may have additional comments.

       Preliminary Proxy Statement on Schedule 14A filed October 5, 2020

       General

   1.                                                   Please reference our
comment letter dated October 29, 2020, regarding Legacy
                                                        Acquisition Corp.'s
information statement on Schedule 14C filed on October 5, 2020.
                                                        Please revise this
preliminary proxy statement to address the comments contained in such letter, to the extent
applicable.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Edwin J. Rigaud
Legacy Acquisition Corp.
October 29, 2020
Page 2

       Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any questions.



                                                        Sincerely,
FirstName LastNameEdwin J. Rigaud
                                                        Division of Corporation
Finance
Comapany NameLegacy Acquisition Corp.
                                                        Office of Trade &
Services
October 29, 2020 Page 2
cc:       Penny Minna
FirstName LastName